Exhibit 2

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13D to which this exhibit is attached, and all amendments thereto, is filed on behalf of each of them.

Date: February 24, 2012	Kenneth D. Cole, individually and as a Trustee of the Kenneth Cole Foundation, and as Trustee of the 2010 Kenneth D. Cole Grantor Remainder Annuity Trust, the July 2010 Kenneth D. Cole Grantor Remainder Annuity Trust, the 2009 Kenneth D. Cole Grantor Remainder Annuity Trust, the 2009 Kenneth D. Cole Family Grantor Remainder Annuity Trust and the Kenneth Cole 1994 Charitable Remainder Trust

/s/ Kenneth D. Cole

KMC Partners L.P.
By: KMC Partners LLC, its general partner

By:	/s/ Kenneth D. Cole
Name:	Kenneth D. Cole
Title:	Member

Maria C. Cole, individually and as a Trustee of the Kenneth Cole Foundation

/s/ Maria C. Cole